UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2026

Commission File Number: 333-267851

LEET Inc.

805, 8th Floor, Menara Mutiara Majestic,

Jalan Othman, Petaling Jaya, 46000, Selangor, Malaysia

+603 7783 1636

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Explanatory Note

Leet Inc (the “Company”) is filing this report of foreign private issuer on Form 6-K to report its financial results for the six months ended June 30, 2026 and to discuss its recent corporate developments.

Attached as Annexes to this report of foreign private issuer on Form 6-K are:

(1)	the unaudited condensed consolidated interim financial statements and related notes as Annex A; and
(2)	the management’s discussion and analysis of financial condition and results of operations as Annex B.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this report of foreign private issuer with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

ANNEX INDEX

Annex No.	Description
Annex A	Unaudited Condensed Consolidated Interim Financial Statements and Related Notes as of June 30, 2026
Annex B	Management’s Discussion and Analysis of Financial Condition and Results of Operations

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

LEET Inc.

Date: October 21, 2026	By: /s/ Dai Song
Name: Dai Song Title: Chief Executive Officer

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Annex A

LEET INC.

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LEET INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025  (Audited)

(Currency expressed in United States Dollars (“US$”), except for number of shares or otherwise stated

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)

Current assets:
Cash and cash equivalents	$16,883	$3,994
Accounts receivable	1,133	1,275
Amounts due from related parties	9,566	9,074
Deposits and other receivables	2,742	2,995

Total current assets	30,324	17,338

Non-current asset:
Plant and equipment, net	798	898

Total non-current asset	798	898

TOTAL ASSETS	$31,122	$18,236

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$–	$233
Accrued liabilities and other payables	657,581	752,518
Accrued compensation payable to officers and directors	166,636	167,475
Amounts due to related parties	4,331,228	4,127,671

Total current liabilities	5,155,445	5,047,897

TOTAL LIABILITIES	5,155,445	5,047,897

Commitments and contingencies	–	–

MEZZANINE EQUITY
Series B Convertible Preferred Stock, 10,000,000 shares authorized, $0.0001 par value, 5,898,256 shares issued and outstanding as of June 30, 2026 and December 31, 2025 respectively	6,606,045	6,417,301

STOCKHOLDERS’ DEFICIT
Preferred stock, 1,000,000 shares authorized, $0.0001 par value: Series A, 1,000,000 authorized, issued and outstanding	100	100
Common stock, unlimited ordinary shares of no par value; 151,096,262 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	15,110	15,110
Additional paid-in capital	2,773,081	2,773,081
Accumulated other comprehensive loss	(454,747)	(464,855)
Accumulated losses	(14,048,907)	(13,755,305)

Total stockholders’ deficit attributable to the Company	(11,715,363)	(11,431,869)
Non-controlling interest	(15,005)	(15,093)
Total stockholders’ deficit	(11,730,368)	(11,446,962)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$31,122	$18,236

See accompanying notes to these unaudited condensed consolidated financial statements.

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LEET INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Currency expressed in United States Dollars (“US$”), except for number of shares or otherwise stated)

	Six months
	ended June 30,
	2026	2025

Revenue	$2,977	$5,977
Cost of revenue (includes related party expenses, $Nil and $286,530 for the six months ended June 30, 2026 and 2025)	(2,350)	(303,987)

Gross profit (loss)	627	(298,010)

Operating expenses:
Research and development (includes related party expenses, $Nil and $18,146 for the six months ended June 30, 2026 and 2025)	–	(18,146)
General and administrative expenses	(164,011)	(200,020)
Total operating expenses	(164,011)	(218,166)

Loss from operations	(163,384)	(516,176)

Other income (expense):
Written off of accounts receivable	–	(123)
Foreign exchange gain	640	4,162
Sundry income	57,884	–
Total other income	58,524	4,039

LOSS BEFORE INCOME TAXES	(104,860)	(512,137)

Income tax expense	–	–

NET LOSS	(104,860)	(512,137)
NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(2)	–
NET LOSS ATTRIBUTABLE TO THE COMPANY	(104,858)	(512,137)

Other comprehensive income (loss):
Foreign currency translation gain (loss)	10,198	(228,800)

COMPREHENSIVE LOSS	$(94,662)	$(740,937)

Loss per share
- Basic and Diluted	$0.00	$0.00

Weighted average number common shares outstanding
- Basic and Diluted	151,096,262	151,096,262

See accompanying notes to these unaudited condensed consolidated financial statements.

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LEET INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Currency expressed in United States Dollars (“US$”), except for number of shares or otherwise stated)

	Series A Preferred stock		Common stock		Additional	Accumulated other		Non-	Total
	No. of		No. of		paid-in	comprehensive	Accumulated	controlling	stockholders’
	shares	Amount	shares	Amount	capital	loss	losses	interests	deficit

Balance as of January 1, 2025	1,000,000	$100	151,096,262	$15,110	$2,773,081	$(173,365)	$(12,746,094)	$(13,714)	$(10,144,882)
Dividend	–	–	–	–	–	–	(188,744)	–	(188,744)
Foreign currency translation adjustment	–	–	–	–	–	(228,790)	–	(10)	(228,800)
Net loss for the period	–	–	–	–	–	–	(512,137)	–	(512,137)
Balance as of June 30, 2025	1,000,000	$100	151,096,262	$15,110	$2,773,081	$(402,155)	$(13,446,975)	$(13,724)	$(11,074,563)

Balance as of January 1, 2026	1,000,000	$100	151,096,262	$15,110	$2,773,081	$(464,855)	$(13,755,305)	$(15,093)	$(11,446,962)
Dividend	–	–	–	–	–	–	(188,744)	–	(188,744)
Foreign currency translation adjustment	–	–	–	–	–	10,108	–	90	10,198
Net loss for the period	–	–	–	–	–	–	(104,858)	(2)	(104,860)
Balance as of June 30, 2026	1,000,000	$100	151,096,262	$15,110	$2,773,081	$(454,747)	$(14,048,907)	$(15,005)	$(11,730,368)

See accompanying notes to unaudited condensed consolidated financial statements.

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LEET INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Currency expressed in United States Dollars (“US$”), except for number of shares or otherwise stated)

	Six months ended June 30,
	2026	2025
Cash flows from operating activities:
Net (loss) profit	$(104,860)	$(512,137)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation on plant and equipment	98	5,636

Changes in operating assets and liabilities:
Accounts receivable	139	3,986
Deposit and other receivables	245	2,206
Accounts payable	(237)	–
Accrued liabilities and other payables	(91,891)	(81,916
Net cash used in operating activities	(196,506)	(582,225)

Cash flows from financing activities:
Advances from a director	4	6,858
Advances from related parties	211,580	561,203
Net cash provided by financing activities	211,584	568,061

Effect on exchange rate change on cash and cash equivalents	(2,189)	7,295

Net increase (decrease) in cash	12,889	(6,869)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,994	33,248

CASH AND CASH EQUIVALENTS, END OF PERIOD	$16,883	$26,379

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for tax	$–	$–
Cash paid for interest	$–	$–

See accompanying notes to unaudited condensed consolidated financial statements.

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LEET INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 and 2025

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

Leet Inc. (“the Company” or “LTES”) is a BVI business company incorporated on December 13, 2023.

Leet Technology Inc. (“LEET US”) was incorporated on July 2, 2013 under the laws of the State of Delaware. The Company currently operates an eSports platform in Malaysia.

On February 15, 2022, the Company’s subsidiary, Leet Entertainment Group Limited transferred all 1,000 ordinary shares of Leet Entertainment Sdn. Bhd to the Company at part of the Company’s plans to restructure and simplify the corporate structure.

On April 4, 2022, the Company sold all its 10,000 shares in Leet Technology Limited, with its wholly owned subsidiary Leet Entertainment Group Limited, to Mr. Song, the majority shareholder of the Company, for $10,000 as part of its plans to restructure and simplify the corporate structure. With the completion of this corporate restructure, the Company shall henceforth only have one wholly owned Malaysian subsidiary, Leet Entertainment Sdn Bhd. Prior to the corporate restructure, Leet Entertainment Group Limited, a wholly owned subsidiary of Leet Technology Limited, transferred all its assets, liabilities, and business operations to Leet Entertainment Sdn Bhd with the approval by the board of directors. There were no changes to the main business activities of the Company as a result of these transactions.

On July 22, 2022, the Board of Directors of the Company approved and authorized the Company to purchase all of Mr. Song’s shares in LEET Inc. for a cash consideration of $1. As of July 26, 2022, LEET Inc. became a wholly owned subsidiary of the Company.

On December 1, 2022, the Company acquired Leet Technology (BD) Ltd. as its direct majority-owned subsidiary from Kamal Hamidon Mohamed Ali, the Company’s Chief Financial Officer. Pursuant to the Instrument of Transfer of Shares, a total of 3900 Ordinary Shares of Leet Technology (BD) Ltd. representing 80% of the total issued and outstanding Ordinary Shares was transferred to the Company.

On January 11, 2023, the Company completed its merger (the “Merger) with LEET US. As a result of the merger, Leet Inc. became the surviving entity and successor issuer under Rule 12g-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Merger was completed pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated January 5, 2023, by and between the Company and LEET US. The Merger Agreement contains customary representations and warranties by each of the Company and LEET US. The Merger Agreement also contains customary covenants, including, among others, covenants relating to the operation of each of LEET US’s and the Company’s businesses during the period prior to the closing of the Merger.

Pursuant to the Merger Agreement, the Company and LEET US caused the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware on January 11, 2023. The Merger became effective on January 11, 2023 (the “Effective Time”), as agreed to by the parties and specified in the Certificate of Merger.

Pursuant to the Merger, upon completing the Corporate Action with FINRA, each issued and outstanding share of LEET US’s common stock/ preferred stock shall be transferred to the Company and converted into one new ordinary share (“Ordinary Share”) or preferred share (“Preferred Share”) of the Company as the case may be. As a result, the Company shall issue an aggregate of approximately 151,096,262 Ordinary Shares and 6,898,256 Preferred Shares to former the Company shareholders. The Company’s Ordinary Shares issued and outstanding immediately prior to the Effective Time remained outstanding upon the Effective Time and were unaffected by the Merger. As a result, immediately following the Merger, the Company shall have approximately 151,096,262 Ordinary Shares outstanding and 6,898,256 Preferred Shares outstanding.

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Description of subsidiaries:

Name	Place of incorporation and kind of legal entity	Principal activities	Particulars of registered/ paid up share capital	Effective interest held

Leet Entertainment Sdn. Bhd.	Malaysia	Provision of information technology and mobile application development and digital content publishing service	1,000 ordinary shares at par value of MYR1	100%

Leet Technology (BD) Ltd.	Bangladesh	Provision of information technology and mobile application development and digital content publishing service	100,000 ordinary shares at par value of Taka 100	80%

Veo Edge Technolgy Sdn. Bhd.	Malaysia	Provision of information technology and mobile application development and digital content publishing service	1 ordinary share at par value of MYR1	100%

The Company and its subsidiaries are hereinafter referred to as (the “Company”).

2.	LIQUIDITY GOING CONCERN UNCERTAINTIES

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared assuming the Company will continue as a going concern. The going concern basis of presentation assumes that the Company will continue in operation one year after the date these condensed consolidated financial statements are issued and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has determined that certain factors raise substantial doubt about its ability to continue as a going concern for a least one year from the date of issuance of these unaudited condensed consolidated financial statements.

During the six months ended June 30, 2026, the Company incurred a net loss of $104,860. As of June 30, 2026, the Company had $16,883 in cash and cash equivalents, working capital deficit of $5,125,121 and accumulated loss of $14,048,907. The Company believes that its current level of cash is not sufficient to fund its operations and obligations without additional financing.

The continuation of the Company as a going concern through the next twelve months is dependent upon the continued financial support from its stockholders and related parties. The Company is currently pursuing additional financing for its operations. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain the operations for one year from the date of the filing of the unaudited condensed consolidated financial statements.

These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. These unaudited condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

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3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited condensed consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying unaudited condensed consolidated financial statements and notes.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) for interim financial reporting, and in accordance with instructions for Form 6-K and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited condensed consolidated financial statements contained in this report reflect all adjustments that are normal and recurring in nature and considered necessary for a fair presentation of the financial position and the results of operations for the interim periods presented. The year-end balance sheet data was derived from audited financial statements but does not include all disclosures required by US GAAP. The results of operations for the interim period are not necessarily indicative of the results expected for the full year. These unaudited condensed consolidated financial statements, footnote disclosures and other information should be read in conjunction with the financial statements and the notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, as filed with SEC.

Use of estimates and assumptions

In preparing these unaudited condensed consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements during the period reported. Actual results may differ from these estimates.

Basis of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company balances and transactions within the Company have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

Accounts receivable

Accounts receivable are recorded in accordance with Accounting Standards Codification (“ASC”) 310, “Receivables.” Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms, generally 30 to 90 days from completion of service. Credit is extended based on evaluation of a customer’s financial condition, the customer credit-worthiness and their payment history. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. At the end of each quarter, the Company specifically evaluates individual customer’s financial condition, credit history, and the current economic conditions to monitor the progress of the collection of accounts receivables. The Company will consider the allowance for doubtful accounts for any estimated losses resulting from the inability of its customers to make required payments. For the receivables that are past due or not being paid according to payment terms, the appropriate actions are taken to exhaust all means of collection, including seeking legal resolution in a court of law. The Company does not have any off-balance-sheet credit exposure related to its customers. As of December 31, 2025 and 2024, there were no allowance for doubtful accounts.

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Credit losses

The Company estimates and records a provision for its expected credit losses related to its financial instruments, including its trade receivables. Management considers historical collection rates, the current financial status of the Company’s customers, macroeconomic factors, and other industry-specific factors when evaluating current expected credit losses. Forward-looking information is also considered in the evaluation of current expected credit losses. However, because of the short time to the expected receipt of accounts receivable, management believes that the carrying value, net of expected losses, approximates fair value and therefore, relies more on historical and current analysis of such financial instruments, including its trade receivables.

To determine the provision for credit losses for accounts receivable, the Company has disaggregated its accounts receivable by class of customers at the business component level, as management determined that the risk profile of the Company’s customers is consistent based on the type and industry in which they operate. Each business component is analyzed for estimated credit losses individually. In doing so, the Company establishes a historical loss matrix, based on the previous collections of accounts receivable by the age of such receivables, and evaluates the current and forecasted financial position of its customers, as available. Further, the Company considers macroeconomic factors and the status of the relevant industry to estimate if there are current expected credit losses within its trade receivables based on the trends of the Company’s expectation of the future status of such economic and industry-specific factors. Also, specific allowance amounts are established based on a review of outstanding invoices to record the appropriate provision for customers that have a higher probability of default.

Plant and equipment

Plant and equipment are stated at historical cost less accumulated depreciation. Leasehold improvements are amortized over the lessor of the based term of the lease or 5 years of the leasehold improvement. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful lives
Computer and equipment	5 years
Furniture and fixtures	5 years

Expenditures for repairs and maintenance are expensed as incurred. When assets have been retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

Research and development costs

Research and development costs are expensed as incurred and consist of development work associated with our existing technology, customer solutions and processes. Our research and development expenses relate primarily to payroll costs for personnel, costs associated with various projects, including testing, development and other related expenses.

Impairment of long-lived assets

In accordance with the provisions of ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, all long-lived assets such as plant and equipment, intangible assets, and right of use (“ROU”) assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There was no impairment charge for the three and six months ended June 30, 2026 and 2025.

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Revenue recognition

The revenue of the Company is currently generated from the provision of white label solutions and esports event management and team services. The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606 – Revenue from Contracts with Customers (“ASC 606”) when control of a product or service is transferred to a customer.

Under ASC 606, a performance obligation is a promise within a contract to transfer a distinct good or service, or a series of distinct goods and services, to a customer. Revenue is recognized when performance obligations are satisfied, and the customer obtains control of promised goods or services. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for goods or services. Under the standard, a contract’s transaction price is allocated to each distinct performance obligation. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps:

•	identify the contract with a customer;
•	identify the performance obligations in the contract;
•	determine the transaction price;
•	allocate the transaction price to performance obligations in the contract; and
•	recognize revenue as the performance obligation is satisfied.

White Label Solutions Revenue

The Company derives revenue from the provision of white label solutions. The Company offers white label, contracted licensed, solutions primarily to their information & communications technology (“ICT”) partners. The Company engages its ICT partners to utilize its Matchroom.net Platform. For customers who have their own platforms and apps being used, the Company will customize the design of Matchroom.net to meet the customer’s need and integrate, a customized solution into the customer’s system. The Matchroom.net platform and software solution is customizable to the specific needs of each customer and can be integrated across multiple platforms. On average it will take the Company three months to complete the customization of the platform for a customers use.

The Company’s typical arrangement involves customizing the Matchroom.net platform solution, which requires technical programming support to build out the platform to its customers specifications. As a result, in analyzing the performance obligations being provided to the customer the Company considers the software license and customization services as a single performance obligation as required by ASC 606. In carrying out the services under these arrangements, the Company is often provided with upfront payment which is deferred and recognized into revenue over the duration of the contract.

Esports Tournament Management and Team Services Revenue

The Company derives revenue from esports tournament management and team services. The Company offers tournament management services to their customers, whereby they are engaged to provide the service of managing and hosting a tournament of the customer’s choice. The Company provides the required manpower and skills to host and manage an esports tournament on their own Matchroom.net platform or on the platform of the customer. The hosting and management of these tournaments on behalf of the customer is deemed to be one performance obligation and is met over the period of performance (couple of days) in which the tournament is held.

The amount to be recognized as revenue equals the predetermined event management fee as per the agreement in place between the Company and the customer. The Company fulfills its performance obligation through the execution and completion of hosting the tournament, over the period of performance that being the multi-day tournament. The amount per the contract is based on the needs of the customer and the required level of manpower or skills needed for the relevant tournament.

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Apart from hosting the tournaments of other customers, the Company also hosts and managed their own internally held tournaments. The Company will obtain sponsorship agreements with other third-party entities whereby the Company commits to deliver certain sponsor and promotional services in exchange for consideration. Upon completion of the tournament a work completion report will be generated and communicated to the customer. Revenue will be recording pro rata during the duration of the tournament. The Company invoices its promotional partners based on the contracted services within the agreement.

Disaggregation of Revenue

The Company has disaggregated its revenue from contracts with customers into categories based on the nature of the revenue. The following table presents the revenue streams by segments, with the presentation revenue categories presented on the statements of operation for the periods indicated:

	Six months ended June 30,
	2026	2025

White label solutions	$–	$1,844
Matchroom Mini-app solutions	2,977	4,133
	$2,977	$5,977

Income taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the six months ended June 30, 2026 and 2025, the Company did not have any interest and penalties associated with tax positions. As of June 30, 2026 and December 31, 2025, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

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Foreign currencies translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the condensed consolidated statement of operations.

The reporting currency of the Company is United States Dollar (“US$”) and the accompanying condensed consolidated financial statements have been expressed in US$. The functional currencies of the Company’s operating subsidiaries are their local currencies Bangladeshi Taka (“TAKA”) and Malaysian Ringgit (“MYR”). TAKA-denominated assets and liabilities are translated into the United States Dollar using the exchange rate at the balance sheet date 122.0420 and 121.3150, at June 30, 2026 and December 31, 2025, respectively, and revenue and expense accounts are translated using the weighted average exchange rate in effect for the period 121.5250 and 120.4920 for the six months ended June 30, 2026 and 2025, respectively. MYR-denominated assets and liabilities are translated into the United States Dollar using the exchange rate at the balance sheet date 0.24540 and 0.24663, at June 30, 2026 and December 31, 2025, respectively, and revenue and expense accounts are translated using the weighted average exchange rate in effect for the period 0.25123 and 0.22860 for the six months ended June 30, 2026 and 2025, respectively.

Comprehensive income

ASC Topic 220, “Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying unaudited condensed consolidated statements of changes in stockholders’ deficit, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

Retirement plan costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service is provided.

Leases

The Company accounts for leases in accordance with Topic 842, “Leases” (“ASC 842”) and determines if an arrangement is a lease at inception. Operating leases are included in operating ROU assets, other current liabilities, and operating lease liabilities in our unaudited condensed consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our unaudited condensed consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

In accordance with the guidance in ASC 842, components of a lease should be split into three categories: lease components (e.g. land, building, etc.), non-lease components (e.g. common area maintenance, consumables, etc.), and non-components (e.g. property taxes, insurance, etc.). Subsequently, the fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on the respective relative fair values to the lease components and non-lease components.

15

Net loss per share

The Company calculates net income or loss per share in accordance with ASC Topic 260, “Earnings per Share.” Basic income or loss per share is computed by dividing the net income or loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is the same as basic net loss per share when their inclusion would have an anti-dilutive effect due to the continuing net losses. The following anti-dilutive equity and debt securities were excluded from the computation of net loss per share.

	As of
	June 30, 2026	December 31, 2025
	(Shares)	(Shares)

Convertible shares	5,898,256	5,898,256

Contingencies

The Company follows the ASC 450-20 to report accounting for contingencies. Certain conditions may exist as of the date the unaudited financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s unaudited condensed consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that any matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

Fair value of financial instruments

The Carrying amounts for cash and cash equivalents, accounts receivable, deposits receivable, accounts payable, accrued liabilities, and other payables approximate their fair value because of their short-term maturity. The Company determined that the carrying amount of accrued compensation payable to officers and directors and amounts due to related parties approximates fair value as these amounts are indicative of the amounts the company would expect to settle in current market exchange.

Series B Convertible Preferred Stock

The Company accounts for the Series B Convertible Preferred Stock in accordance with the guidance in ASC 480, Distinguishing Liabilities from Equity. Preferred stock subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally preferred stock (including preferred stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity.

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Recent accounting pronouncements

Accounting Standards Issued and Adopted

Accounting Standards Update 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets

In July 2025, the FASB issued ASU No. 2025-05, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets” (“ASU 2025-05”). ASU 2025-05 provides amendments to ASC 326, “Financial Instruments – Credit Losses” (“ASC 326”), which allow entities to elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset when developing reasonable and supportable forecasts as part of estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). The amendments in this update are effective for fiscal years beginning after December 15, 2025 and interim periods within those fiscal years, with early adoption permitted. The amendments should be applied on a prospective basis. The adoption of ASU 2025-05 did not have a material impact on our consolidated financial position, results of operations or cash flows.

Accounting Standards Issued, But Not Yet Adopted

Accounting Standards Update 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40):

Disaggregation of Income Statement Expenses:

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses. The new standard requires entities to disclose additional information about certain expenses, such as purchases of inventory, employee compensation, depreciation, intangible asset amortization, as well as selling expenses included in commonly presented expense captions on the income statement. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Companies have the option to apply this guidance either on a retrospective or prospective basis, and early adoption is permitted.

Accounting Standards Update 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a VIE

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in a VIE (“ASU 2025-03”). This standard clarifies the guidance in determining the accounting acquirer in a business combination effected primarily by exchanging equity interests when the acquiree is a VIE that meets the definition of a business. The standard is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted, and the standard is to be applied prospectively to acquisitions after the adoption date.

The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements and related disclosures.

The Company does not expect that any other recently issued accounting pronouncements will have a significant effect on its consolidated financial statements.

4.	PLANT AND EQUIPMENT

Plant and equipment consisted of the following:

	As of
	June 30, 2026	December 31, 2025

Computer and equipment	$957	$962
Less: accumulated depreciation	(159)	(64)
	$798	$898

Depreciation expense for the six months ended June 30, 2026 and 2025 were $98 and $5,636, respectively.

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5.	ACCRUED LIABILITIES AND OTHER PAYABLE

	As of
	June 30, 2026	December 31, 2025

Amount due to Fastnet technology Co Ltd.	$551,812	$554,591
Others	105,769	197,927
	$657,581	$752,518

6.	ACCRUED COMPENSATION PAYABLE TO OFFICERS AND DIRECTORS

	As of December 31,
	June 30, 2026	December 31, 2025

Accrued salaries for former directors	$166,636	$167,475

As at June 30, 2026, amounting to $94,181 and $72,455 was due to former director Long Ding Jung and Kamal Hamidon respectively. As at December 31, 2025, amounting to $94,655 and $72,820 was due to former director Long Ding Jung and Kamal Hamidon respectively.

The former director Long Ding Jung are currently taking legal proceeding against the Company to claim the recover amount of MYR 791,228. The Court dismissed the winding-up petition against the Company on 22 July 2026 and ordered the former director to pay RM10,000.00 in costs to the Company. Separately, the former director intends to appeal to the High Court in relation to the dismissal of the winding up petition The outcome of the ongoing legal proceedings remains pending.

7.	STOCKHOLDERS’ DEFICIT

Memorandum and Articles of Association of Leet Inc. is authorised to issue an unlimited number of shares divided into four classes as follows: (a) unlimited ordinary shares of no par value each (the “Ordinary Shares”) (b) 1,000,000 series A preferred shares of no par value each (the Series A Preferred Shares”) (c) 10,000,000 series B preferred shares of no par value each (the “Series B Preferred Shares”) and (d) 9,000,000 preferred shares of no par value each (the “Preferred Shares”) in one or more series.

Series A Preferred Stock

(a)	Each Series A Preferred Share confers on the holder:

(a)	the right to one hundred (100) votes on any Resolution of Members;
(b)	no right to any dividend or distribution paid by the Company in accordance with the Statute
(c)	the right to convert such Series A Preferred Shares
(d)	in the event of any liquidation, dissolution, or winding up of the Company, whether involuntary or voluntary, the right in respect of a share in the distribution of the surplus assets of the Company
(e)	as to redemption: subject to the restrictions and conditions contained in the Schedule, the right to require the redemption of such Series A Preferred Share by the Company as provided in the Schedule and to receive the redemption proceeds applicable to such redemption of Series A Preferred Shares.

As of June 30, 2026 and December 31, 2025, the total number of Series A preferred shares issued and outstanding was 1,000,000 shares.

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Series B Convertible Preferred Stock

(b)	Each Series B Preferred Share confers on the holder:

(a)	the right to one thousand (1,000) votes on any Resolution of Members;

(b)	the right to an equal share in any dividend paid by the Company in accordance with the Statute

(c)	the right to convert such Series B Preferred Shares

(d)	in the event of any liquidation, dissolution, or winding up of the Company, whether involuntary or voluntary, the right in respect of a share in the distribution of the surplus assets of the Company

(e)	as to redemption: subject to the restrictions and conditions contained in the Schedule, the right to require the redemption of such Series B Preferred Share by the Company as provided in the Schedule and to receive the redemption proceeds applicable to such redemption of Series B Preferred Shares.

As of June 30, 2026 and December 31, 2025, there was 5,898,256 Series B preferred shares issued or outstanding.

Common Stock

(c)	Each Ordinary Share confers on the holder:

(a)	the right to one vote on any Resolution of Members;

(b)	the right to an equal share in any dividend paid by the Company in accordance with the Statute; and

(c)	in the event of any liquidation, dissolution, or winding up of the Company, whether involuntary or voluntary, the right to an equal share in the distribution of the surplus assets of the Company.

The Company is authorised to issue an unlimited ordinary shares of no par value each (the “Ordinary Shares”).The Company has not declared any dividends since incorporation.

On January 18, 2023, Leet Technology Inc. filed Form 8-K announcing that it had completed its merger (the “Merger”) on January 11, 2023 with Leet Inc., a company incorporated under the laws of the British Virgin Islands, with Leet Inc. continuing as the surviving company. The Merger was completed pursuant to an Agreement and Plan of Merger, dated January 5, 2023, by and between LEET BVI and the Company.

On June 15, 2023, the aggregate of 800,000 shares of restricted common stock was returned for cancellation.

As of June 30, 2026 and December 31, 2025, the Company had a total of 151,096,262 and 151,096,262 shares of its common stock issued and outstanding, respectively.

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8.	MEZZANINE EQUITY

On September 30, 2022, the Company issued to Porta Capital Limited, Bru Haas (B) Sdn Bhd, Bru Haas Sdn Bhd, Clicque Technology Sdn Bhd, Tilla Network Limited and Porta Network Inc., the Company’s related parties (collectively as the “Related Parties”), an aggregate of 5,898,256 shares of Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), of the Company pursuant to certain Debt Conversion Agreements, each dated September 30, 2022 (the “Debt Conversion Agreement”), between the Related Parties and the Company. Pursuant to the Board Resolution dated September 28, 2022, approving the adoption of certain rights and preferences of Series B Preferred Shares, the Agreements included the following rights: (i) dividend rights where each share of Series B Preferred Stock accrues an annual dividend of 8% and (ii) redemption rights only at the option of the Company at a rate of 110% during the period ending 360 days after the Issue Date. The price per Series B Preferred Stock is 0.80 USD. The Series B Preferred Shares were issued on September 30, 2022 in exchange for all or a portion of the balances due to each Related Party as of June 30, 2022. Because all of the shareholders of the Series B Preferred Shares are related parties of the company and majority owned by the the same majority owner of the Company, it’s determined that the preferred shareholders can control the Company’s ability to exercise its redemption right at any time and therefore, mezzanine equity classification is appropriate in accordance with ASC - 480, Distinguishing Liabilities from Equity.

Preferred Stock – Series B – As of December 31, 2023	$5,662,325
Dividends of Series B Convertible Preferred Stock as of December 31, 2024	377,488
Preferred Stock – Series B – As of December 31, 2024	6,039,813
Dividends of Series B Convertible Preferred Stock as of December 31, 2025	377,488
Preferred Stock – Series B – As of December 31, 2025	6,417,301
Dividends of Series B Convertible Preferred Stock as of June 30, 2026	188,744
Preferred Stock – Series B – As of June 30, 2026	$6,606,045

9.	LOSS PER SHARE

Net loss per share is provided in accordance with FASB ASC 260-10, “Earnings per share”. Basic net loss per common share (“EPS”) is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted loss per share is computed by dividing net loss by the weighted average shares outstanding, assuming all dilutive potential common shares were issued, unless doing so is anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share for the three and six months ended June 30, 2026 and 2025:

	For the Six Months Ended June 30,
	2026	2025

Net loss for the period attributable to the Company	$(104,858)	$(512,137)

Weighted average number of common shares outstanding, basic and diluted	151,096,262	151,096,262

Basic and diluted loss per common share	$(0.00)	$(0.00)

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10.	INCOME TAX

Loss before income taxes for the six months ended June 30, 2026, and 2025 is summarized as follows:

	Six months ended June 30,
	2026	2025

British Virgin Islands	$(16,545)	$(56,222)
Foreign	(88,315)	(455,915)

Loss before income taxes	$(104,860)	$(512,137)

Provision for income taxes for the six months ended June 30, 2026, and 2025 is summarized as follows:

Six months ended June 30,
	2026	2025

Current:
British Virgin Islands	–	–
Foreign	–	–

Total provision for income taxes	$–	$–

The Company follows the provision of ASC 740 which prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return. The Company did not have any unrecognized tax positions or benefits as of June 30, 2026 and December 31, 2025. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. We do not expect any material changes in our unrecognized tax benefits over the next 12 months.

21

The reconciliation of the federal statutory income tax amount and rate to the Company’s effective tax rate for the six months ended June 30, 2026, and 2025 is as follows:

	Six months ended June 30,
	2026			2025
	Amount	%		Amount	%

Loss before income taxes	$(104,860)			$(512,137)
Federal statutory tax rate	(22,021)	21.00%		(107,549)	21.00%
State and local income tax, net of federal income tax effect
Foreign tax effects:
Bangladesh
Foreign rate difference	(1)	0%		–	–
Malaysia
Foreign rate difference	(2,649)	2.53%		(13,677)	2.67%
Changes in valuation allowances	24,671	(23.53%	)	121,226	(23.67%	)

Income tax expense and effective tax rate	$–	–		$–	–

The significant components of deferred taxes of the Company are as follows:

	As of
	June 30, 2026	December 31, 2025

Deferred tax assets
Net operating loss (NOL) carryforwards:
Malaysia	$2,888,000	$2,800,000
Bangladesh	87,000	87,000
Less: Valuation allowance	(2,975,000)	(2,887,000)
Total deferred tax assets	$–	$–

The table below summarizes changes in the valuation allowance for deferred tax assets for the years presented (rounded to the nearest thousand):

	Six months ended June 30,
	2026	2025

Valuation allowance
Balance, beginning of year	$2,887,000	$6,379,000
Increases in (reversal of) valuation allowance during the year	88,000	(3,540,000)
Balance, end of period	$2,975,000	$2,839,000

At June 30, 2026, the Company’s subsidiary operating in Malaysia has net operating loss of approximately $2.9 million.

At June 30, 2026, the Company’s subsidiary operating in Bangladesh has net operating loss carryforwards of $87,651 which can be carried forward for a maximum period of six years.

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11.	RELATED PARTY BALANCES AND TRANSACTIONS

Related party balances consisted of the following:

	As of
	June 30, 2026	December 31, 2025

Due to Porta Capital Limited (“Porta Capital”)	$1,050,202	$1,051,220
Due to Bru Haas (B) Sdn Bhd (“Bru Haas (B)”)	2,498,076	2,300,518
Due to Bru Haas Sdn Bhd (“Bru Haas”)	116,310	107,977
Due from Veo Edge Technology Limited	(642)	–
Due (from) to Clicque Technology Sdn Bhd (“Clicque”)	(8,924)	(9,074)
Due to directors	251,826	253,142
Due to former subsidiary - Leet Entertainment Group Limited (“Leet HK”)	414,814	414,814
	$4,321,662	$4,118,597

Mr. Song is the director and major shareholder of the Company, and he is also the major shareholder of Porta Capital, Bru Haas (B), Bru Haas, Tila Network, Clicque Technology Sdn Bhd, Veo Edge Technology Limited and Porta Network. Amount due to these related companies are those trade and non-trade payables arising from transactions between the Company and the related companies, such as advances made by the related companies on behalf of the Company, and advances made by the Company on behalf of the related companies. Those advances are unsecured, non-interest bearing and have no fixed terms of repayment. The advances to Mr. Song are mainly for working capital purpose.

In the ordinary course of business, during the six months ended June 30, 2026 and 2025, the Company involved with certain transactions, either at cost or current market prices and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

	Six months ended June 30,
Nature of transactions with related parties	2026	2025

Research and development consulting fee to related parties:
- Porta Capital	$–	$18,146

Rent expense of Matchroom platform server to related parties:
- Porta Capital	$–	$57,461
- Bru Haas (B)	–	120,543
- Clicque	–	37
Total	$–	$178,041

Network Bandwidth expense to Bru Haas (B)	$–	$108,489

Director fee
- Ganesha	$–	$6,858

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12.	CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the six months ended June 30, 2026, the individual customer who accounts for 10% or more of the Company’s revenues and its outstanding receivable balances as at period-end dates, are presented as follows:

	Six months ended June 30, 2026			June 30, 2026
Customers	Revenues	Percentage of revenues		Accounts receivable

Customer A	$2,977	100%		$1,133

Total:	$2,977	100%	Total:	$1,133

For the six months ended June 30, 2025, the individual customer who accounts for 10% or more of the Company’s revenues and its outstanding receivable balances as at period-end dates, are presented as follows:

	Six months ended June 30, 2025			June 30, 2025
Customers	Revenues	Percentage of revenues		Accounts receivable

Customer B	$4,133	69%		$1,334
Customer C	1,844	31%		–

Total:	$5,977	100%	Total:	$1,334

(b)	Major suppliers

For the six months ended June 30, 2026, the individual supplier who accounts for 10% or more of the Company’s cost of revenue and its outstanding payable balances as at period-end dates, are presented as follows:

	Six months ended June 30, 2026			June 30, 2026
Suppliers	Cost of revenue	Percentage of cost of revenue		Amount due to related parties

Supplier C	$984	42%		$–
Supplier D	427	18%		–
Supplier E	281	12%		–

Total:	$1,692	72%	Total:	$–

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For the six months ended June 30, 2025, the individual supplier who accounts for 10% or more of the Company’s cost of revenue and its outstanding payable balances as at period-end dates, are presented as follows:

	Six months ended June 30, 2025			June 30, 2025
Suppliers	Cost of revenue	Percentage of cost of revenue		Amount due to related parties

Supplier A	$229,032	75%		$2,128,328
Supplier B	57,461	19%		1,349,077

Total:	$286,493	94%	Total:	$3,477,405

(c)	Economic and political risk

The Company’s major operations are conducted in Malaysia. Accordingly, the political, economic, and legal environments in Malaysia, as well as the general state of Malaysia’s economy may influence the Company’s business, financial condition, and results of operations.

(d)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of TAKA and MYR converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(e)	Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains cash with various financial institutions in Malaysia. Cash are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Perbadanan Insurans Deposit Malaysia (“PIDM”) pays compensation up to a limit of RM250,000 if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2026 and December 31, 2025, the Company did not have deposit funds that exceeded the insured limits in Malaysia.

12.	COMMITMENTS AND CONTINGENCIES

The Company from time to time may be involved in legal proceedings and disputes arising in the normal course of business. The Company believes that there are no material claims or actions pending or threatened against the Company.

On April 28, 2021, the Company entered into a financial advisory agreement, (“the agreement”) with Maxim Group, LLC (“Maxim”), a leading full-service investment banking, securities and wealth management firm, pursuant to which Maxim will provide certain advisory services including strategic corporate planning, capitalization, and marketing. Additionally, Maxim, will advise the Company with respect to its objective to list on a national securities exchange. As consideration for Maxim’s services pursuant to the agreement, the Company agreed to issue restricted shares of the Company’s common stock to Maxim equal to 2% of the outstanding shares of the Company’s Common Stock. As mentioned in Note 6, the Company issued 1,403,973 restricted shares, 1% of the outstanding shares of the common stock, upon execution of the agreement. Under the terms of the agreement, the Company is committed to issue additional restricted shares of 1% of the outstanding shares of its common stock upon a successful listing of the Company’s common stock to a national exchange (NASDAQ or NYSE).

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On August 22, 2023, the Company received Summons from the National Labour Relations Commission (the “NLRC”) on behalf of its former employee (the “Complainant”) for mandatory conciliation/mediation conference. On November 16, 2023, the Company received a Notice of Decision from the NLRC ordering the Company to pay Complainant a monetary award of 3,152 USD.

On November 30, 2023, the Complainant submitted a Memorandum of Appeal to the NLRC. On December 11, 2023, the Company submitted Reply to the Memorandum of Appeal.

On July 4, 2024, the NLRC rendered its decision partially in favour of the Complainant. On January 14, 2025, the NLRC ordered a writ of execution to be issued against the Company.

Mr. Long Ding Jung was one of the first directors of the company. From the commencement of the company's operations, Mr. Long Ding Jung held a management position as Director and Chief Executive Officer and was involved in the management and operation of the company. In his capacity as Director and CEO, Mr. Long Ding Jung also was responsible for the company's business operations to generate sufficient sales and revenue to support the company's operating expenses and financial commitments.

Mr. Long Ding Jung commenced his employment with the company on 1 May 2017 with basic salary of RM33,000 per month. In view of the company's financial position, Mr Long Ding Jung arranged directors’ meetings whereby the outstanding salary payable would be held back until the Company became financially stable and obtained short-term loans from related parties company during his term of service period. The company pay director salary (Long Ding Jung) of RM15,000 every month up to June 30, 2023. On June 1,2023 Mr. Long Ding Jung tender resignation as Director and Chief Executive Officer.

Former Director filed winding up petition to the High Court Malaya Kuala Lumpur on 19th November 2025.

On July 8, 2026, the first hearing of the Winding-Up Petition was held before the Court. After hearing the submissions of the both parties, the court fixed the matter for Decision on 22.7.2026 on the winding up petition.

On 22nd July 2026, the company received notice from the High Court dismissed the Winding Up Petition against the Leet Entertainment Sdn Bhd with costs of RM10,000.00 to be paid to Leet Entertainment Sdn Bhd from the former director and Chief Executive Officer.

On 19th August 2026, Long Ding Jung not satisfied with the decision and has filed an appeal with the Court of Appeal against the Court decision dated 22 July 2026 dismissing the winding-up petition.

13.	SEGMENTED INFORMATION

ASC 280, “Segment Reporting” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about services categories, business segments and major customers in financial statements. In accordance with the “Segment Reporting” Topic of the ASC, the Company’s chief operating decision maker has been identified as the Chief Executive Officer and President, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. Existing guidance, which is based on a management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. All material operating units qualify for aggregation under “Segment Reporting” due to their similar customer base and similarities in economic characteristics; nature of services. The Company has two reportable segments based on business unit, Investment Holding and Information Technology (“IT”) businesses and three reportable segments based on country, British Virgin Islands, Malaysia and Bangladesh.

The Company adopted the ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses.

26

The Company had no inter-segment sales for the periods presented. Summarized financial information concerning the Company’s reportable segments is shown as below:

	For the six months ended June 30, 2026
By Business Unit	Investment holding	IT	Total

Revenue	$–	$2,977	$2,977
Cost of revenue	–	(2,350)	(2,350)
Gross profit	–	627	627
Other income	–	58,524	58,524
General and administrative expenses	(16,545)	(147,466)	(164,011)
Net loss before taxation	(16,545)	(88,315)	(104,860)

Total assets	$–	$31,122	$31,122

	For the six months ended June 30, 2025
By Business Unit	Investment holding	IT	Total

Revenue	$–	$5,977	$5,977
Cost of revenue	–	(303,987)	(303,987)
Gross loss	–	(298,010)	(298,010)
Other income	–	4,039	4,039
Research and development expenses	–	(18,146)	(18,146)
General and administrative expenses	(56,222)	(143,798)	(200,020)
Net loss before taxation	(56,222)	(455,915)	(512,137)

Total assets	$–	$253,886	$253,886

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	For the six months ended June 30, 2026
By Country	British Virgin Islands	Bangladesh	Malaysia	Total

Revenue	$–	–	$2,977	$2,977
Cost of revenue	–	–	(2,350)	(2,350)
Depreciation	–	–	(98)	(98)
Net loss before taxation	(16,545)	(9)	(88,306)	(104,860)

Total assets	$–	$2,385	$28,737	$31,122

	For the six months ended June 30, 2025
By Country	British Virgin Islands	Bangladesh	Malaysia	Total

Revenue	$–	–	$5,977	$5,977
Cost of revenue	–	–	(303,987)	(303,987)
Depreciation	–	–	(5,636)	(5,636)
Net loss before taxation	(56,222)	(1)	(455,914)	(512,137)

Total assets	$–	$2,486	$251,400	$253,886

14.	SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to October 21, 2026, the date that the financial statements were issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

28

Annex B

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company Overview

The Company operates within the Esports industry and derives revenue from esports tournament management and team services. The Company offers tournament management services to their customers, whereby they are engaged to provide the service of managing and hosting a tournament of the customer’s choice. The Company provides the required manpower and skills to host and manage an esports tournament on their own Matchroom.net platform or on the platform of the customer. Apart from hosting the tournaments of other customers, the Company also hosts and managed their own internally held tournaments. The Company will obtain sponsorship agreements with other third-party entities whereby the Company commits to deliver certain sponsor and promotional services in exchange for consideration.

Going concern

The accompanying unaudited condensed consolidated financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has determined that certain factors raise substantial doubt about its ability to continue as a going concern for a least one year from the date of issuance of these unaudited condensed consolidated financial statements.

During the six months ended June 30, 2026, the Company incurred a net loss of $104,860. As of June 30, 2026, the Company had $16,883 in cash and cash equivalents, working capital deficit of $5,125,121  and accumulated deficit of $14,048,907. The Company believes that its current level of cash are not sufficient to fund its operations and obligations without additional financing.

The continuation of the Company as a going concern through the next twelve months is dependent upon the continued financial support from its stockholders and related parties. The Company is currently pursuing additional financing for its operations. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain the operations for one year from the date of the filing of the unaudited condensed consolidated financial statements.

These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. These unaudited condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

Overview and Outlook

The following comparative analysis on results of operations was based primarily on the comparative unaudited condensed consolidated financial statements, footnotes and related information for the periods identified below and should be read in conjunction with the unaudited condensed consolidated financial statements and the notes to those statements that are included elsewhere in this report.

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Six months ended June 30, 2026, compared to the six months ended June 30, 2025

For the six months ended June 30, 2026, the individual customer who accounts for 10% or more of the Company’s revenues and its outstanding receivable balances as at period-end dates, are presented as follows:

	Six months ended June 30, 2026			June 30, 2026
Customers	Revenues	Percentage of revenues		Accounts receivable

Customer A	$2,977	100%		$1,133

Total:	$2,977	100%	Total:	$1,113

For the six months ended June 30, 2025, the individual customer who accounts for 10% or more of the Company’s revenues and its outstanding receivable balances as at period-end dates, are presented as follows:

	Six months ended June 30, 2025			June 30, 2025
Customers	Revenues	Percentage of revenues		Accounts receivable

Customer B	$4,133	69%		$1,334
Customer C	1,844	31%		–

Total:	$5,977	100%	Total:	$1,334

All of our major customers are located in Malaysia.

Revenue decreased to $2,977 for the six months ended June 30, 2026, from $5,977 for the six months ended June 30, 2025. The decrease in revenue is mainly attributed by no revenue being recognised for our white label project entered with Smart Communications, Inc., a large telecommunication provider in the Philippines and Matchroom mini-app solutions.

Cost of revenue decreased to $2,350 for the six months ended June 30, 2026 from $303,987 for the six months ended June 30, 2025. The decrease in cost of revenue is due to no rental cost of our platform server and network bandwidth cost during the period and no research and development consulting fee to related parties, as a result of fewer projects taken up by the Company for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025.

General and administrative expenses decreased to $164,011 for the six months ended June 30, 2026, from $200,020 for the six months ended June 30, 2025. The decrease in general and administrative expenses is mainly attributable to a decrease in legal and professional fees, consultancy fees and salaries and wages as a result of fewer projects taken up by the Company for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025.

Net loss decreased to $104,860 for the six months ended June 30, 2026, from $512,137 for the six months ended June 30, 2025. The decrease in net loss is mainly attributed from the decrease in cost of service.

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Liquidity and Capital Resources

As of June 30, 2026, we had cash and cash equivalents of $16,883 , accounts receivable of $1,133 and deposit and other receivables of $2,742. Such cash amount and other sources of liquidity are not sufficient to support our operation in the next twelve months. The Company is currently pursuing additional financing for its operations. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain the operations. In the absence of such financing, our business will likely fail.

	Six months Ended June 30,
	2026	2025
Net cash used in operating activities	$(108,687)	$(582,225)
Net cash provided by investing activities	–	–
Net cash provided by financing activities	211,584	568,061

Net Cash Used In Operating Activities

For the six months ended June 30, 2026, net cash used in operating activities was $108,687 , which consisted primarily of a net loss of $104,860, a decrease in accounts receivable of $139, an decrease in deposit and other receivables of $245, a decrease in accrued liabilities and other payables of $4,072,  a decrease in account payable of $237 and offset by depreciation on plant and equipment of $98.

For the six months ended June 30, 2025, net cash used in operating activities was $582,225, which consisted primarily of a net loss of $512,137, a decrease in accounts receivable of $3,986, an decrease in deposit and other receivables of $2,206, an decrease in accrued liabilities and other payables of $81,916 and offset by depreciation on plant and equipment of $5,636.

We expect to continue to rely on cash generated through financing from our existing shareholders and private placements of our securities, to finance our operations and future acquisitions.

Net Cash Provided by Investing Activities.

For the six months ended June 30, 2026 and 2025, net cash used in investing activities was $0 and $0.

Net Cash Provided by Financing Activities.

For the six months ended June 30, 2026 and 2025, net cash provided by financing activities was $211,584 and $568,061, respectively which consisted primarily of advances from related parties.

Off-Balance Sheet Arrangements

We have not entered any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

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Critical Accounting Policies and Estimates

The preparation of unaudited condensed consolidated financial statements requires management to make estimates and assumptions that impact amounts reported therein. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

For a description of the accounting policies that, in management’s opinion, involve the most significant application of judgment or involve complex estimation and which could, if different judgment or estimates were made, materially affect our reported financial position, results of operations, or cash flows, see the notes to consolidated financial statements included in the Form 20F for the year ended December 31, 2025, as well as Note 3 to our unaudited condensed consolidated financial statements for the six months ended June 30, 2026.

During the six months ended June 30, 2026, there were no significant changes in our accounting policies and estimates to our unaudited condensed consolidated financial statements.

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